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ANNUAL AUDITED REPORT Section
FORM X-17A-5
PART III

FEB 2 9 2012

SEC File Number
8-67512

FACING PAGE   Washington, DC

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Report for the period beginning 01/01/11 and ending 12/31/11

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
MacGregor Global Investments, LLC

Official Use Only
_____
Firm ID No.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.):
980 North Michigan Avenue, Suite 1350
(No. and Street)

Chicago   IL   60611
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS
REPORT: John F.C. Parsons   (312) 274-6800
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
DeMarco Sciaccotta Wilkens & Dunleavy LLP
(Name – if individual, state last, first, middle name)

1211 West 22nd Street, Suite 110
(No. and Street)

Oak Brook   Illinois   60523
(City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant, not resident in United States or any of its possessions

---

FOR OFFICAL USE ONLY

Claims for exemption from the requirement that the annual report covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, **John F.C. Parsons**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of MacGregor Global Investments, LLC, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except, as follows:

None.


```
OFFICIAL SEAL
HAYLEY HOLMES
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:05/04/12
```

Signature

Notary Public

Chief Executive Officer
Title

This report** contains (check all applicable boxes):

X	(a)	Facing Page.
X	(b)	Statement of Financial Condition.
X	(c)	Statement of Income (Loss).
X	(d)	Statement of Cash Flows.
X	(e)	Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X	(g)	Computation of Net Capital.
	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c-3-3.
	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c-3-3.
	(j)	A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
	(k)	A Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X	(l)	An Oath or Affirmation.
X	(m)	A copy of the SIPC Supplemental Report.
X	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MACGREGOR GLOBAL INVESTMENTS, LLC

STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2011



MACGREGOR GLOBAL INVESTMENTS, LLC

STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2011



DeMarco
Sciaccotta
Wilkens &
Dunleavy

INDEPENDENT AUDITORS' REPORT

Board of Directors
MacGregor Global Investments, LLC

We have audited the accompanying statement of financial condition of MacGregor Global Investments, LLC as of December 31, 2011 that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to attain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of MacGregor Global Investments, LLC as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Oak Brook, Illinois
February 3, 2012

MACGREGOR GLOBAL INVESTMENTS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

ASSETS

Cash and cash equivalents	$ 48,843
Consulting fees receivable	126,239
Related party receivable	762,347
TOTAL ASSETS	**$ 937,429**

LIABILITIES AND MEMBER'S CAPITAL

Liabilities	
Accounts payable	$ 3,830
Member's Capital	$ 933,599
TOTAL LIABILITIES AND MEMBER'S CAPITAL	**$ 937,429**

The accompanying notes are an integral part of this financial statement.

MACGREGOR GLOBAL INVESTMENTS, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

YEAR ENDED DECEMBER 31, 2011

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization – MacGregor Global Investments, LLC (the "Company"), a limited liability company, was organized in the state of Illinois on August 4, 2006. The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's principal business activity is consulting services.

Consulting Services Income - Consulting service fees are recognized when the services are performed and are billed to the client.

Cash Equivalents – For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Concentrations of Credit Risk - The Company is engaged in various activities in which the counterparties primarily include broker/dealers, banks, other financial institutions and the Company's own customers. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

In addition, the Company's cash is on deposit at one financial institution and the balances at times may exceed the federally insured limits. Due to the strong credit rating of this financial institution, the Company believes it is not exposed to any significant credit risk to cash.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES - *(Continued)*

Subsequent Events - The Company evaluated all significant events or transactions that occurred through the audit report date, the date these financial statements were available to be issued.

NOTE 2 - FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, creates a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. *(The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)*

NOTE 2 - FAIR VALUE MEASUREMENT - *(Continued)*

Cash and cash equivalents, as stated on the statement of financial condition, have been valued using Level 1 inputs. No valuation techniques have been applied to any other assets or liabilities included in the statement of financial condition. Due to the nature of these items, all have been recorded at their historic value.

NOTE 3 - CONCENTRATION OF CONSULTING FEES INCOME

For the year ended December 31, 2011, 77% of the consulting services revenue was derived from a single client.

NOTE 4 - RELATED PARTY TRANSACTIONS

The Company is a limited liability company and is wholly owned by MacGregor Associates, LLC (Parent). The companies share office space, employees and other overhead expenses. In accordance with a written agreement, the Company has agreed to reimburse the Parent an amount equal to 30% of the costs that the Parent has incurred for these shared expenses. The expenses incurred to the Parent during the year ended December 31, 2011 pursuant to the agreement are as follows:

Expense	Amount
Compensation and related expenses	$ 67,589
Professional fees	29,089
Occupancy	12,668
Other expenses	25,351
Total	$ 134,697

During the year, additional funds were advanced to the Parent by the Company and at December 31, 2011, $762,347 was receivable from the Parent, as stated on the statement of financial condition. The Company may offset future expenses it incurs to the Parent against this amount. No interest is charged on this amount.

NOTE 5 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the Financial Industry Regulatory Authority, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. Net capital and aggregate indebtedness change from day to day, but at December 31, 2011, the Company had net capital and a net capital requirement of $45,013 and $5,000 respectively. The ratio of aggregate indebtedness to net capital was 9%.

NOTE 6 - INCOME TAXES

As a single member limited liability company, the Company is not recognized for federal and state income tax purposes as a taxable entity. Therefore, income taxes are the responsibility of the individual member of the Company.

The Company accounts for any potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as interest/other expense. The Company is no longer subject to examination by tax authorities for federal, state or local income taxes for periods before 2008.